06006378

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Rolling Hills Office Plaza, 2601 Airport Drive, Suite 370
(No. and Street)

Torrance (City) CA (State) 90505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Rentz (310) 626-6275
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100 (Address) Lenexa (City) KS (State) 66219 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Rentz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Financial Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JULIE CARLSON
COMM. #1647319
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Exp. MAR. 22, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Los Angeles

Subscribed and sworn to (~~or affirmed~~) before me on

this 28 day of March ,20 06 ,

by David Pentz

personally known to me or proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

JULIE CARLSON
COMM. #1647319
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Exp. MAR. 22, 2010

(seal) Signature Julie Carlson

Signature Financial Group, Inc.

Financial Statements for the
Year Ended December 31, 2005
and Independent Auditors' Report

SIGNATURE FINANCIAL GROUP, INC.

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Board of Directors
Signature Financial Group, Inc.
Torrance, California

We have audited the accompanying balance sheet of Signature Financial Group, Inc. (the "Company") as of December 31, 2005, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acord Cox & Company

March 22, 2005

SIGNATURE FINANCIAL GROUP, INC.

BALANCE SHEET
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$	29,599
Commissions receivable		83,361
Interest receivable from stockholder		3,490
Prepaid expense		3,901
Total current assets		120,351
FIXED ASSETS		
Furniture and office equipment		7,281
Accumulated depreciation		(3,402)
		3,879
OTHER NON CURRENT ASSETS		
Due from stockholder		62,067
Deposit		1,101
Other		550
		63,718
	$	187,948

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	33,000
Commissions payable		71,648
Income taxes payable		367
Total current liabilities		105,015
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 3,000,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		40,490
Retained Earnings		42,433
		82,933
	$	187,948

See notes to financial statements.

SIGNATURE FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commission Income	$ 1,092,763
EXPENSES	
Commissions and salaries	1,046,218
Rent	14,447
Professional fees	5,636
Regulatory Agencies Registration Fees	7,817
Other	16,599
	1,090,717
INCOME FROM OPERATIONS	2,046
OTHER INCOME	
Interest income	3,734
NET INCOME BEFORE TAXES	5,780
INCOME TAX EXPENSE	1,408
NET INCOME	$ 4,372

See notes to financial statements.

SIGNATURE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES		
Net income	$	4,372
Add depreciation		1,960
Adjustments to reconcile net income to net cash used in operating activities		
Change in commission receivable		(10,938)
Change in interest receivable		923
Change in prepaid expenses		(2,801)
Change in other assets		-
Change in accrued liabilities		27,425
Change in commissions payable		11,175
Change in income taxes payable		(3,150)
Cash provided by operating activities		28,966
INVESTING ACTIVITIES		
Purchase of equipment		(4,351)
Increase in due from stockholder		(10,316)
Cash used in investing activities		(14,667)
NET INCREASE IN CASH		14,299
CASH, BEGINNING OF YEAR		15,300
CASH, END OF YEAR	$	29,599

See notes to financial statements.

SIGNATURE FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2004	$ 10	$ 40,490	$ 38,061	$ 78,561
Net income			4,372	4,372
Balances, December 31, 2005	$ 10	$ 40,490	$ 42,433	$ 82,933

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Description of Business – Signature Financial Group, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Missouri Corporation that provides services primarily in the San Diego, California area. The Company changed its name in August of 2004; previously operating under the name Rentz, Christian & Company.

b. Revenue Recognition – Fees from commissions and the related costs are recognized on a trade date basis.

c. Furniture and Office Equipment – Furniture and office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

d. Advertising Costs – Advertising costs are expensed as incurred.

e. Income Taxes – Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. OPERATING LEASES

The Company leases office facilities under a non-cancelable operating lease. Rental expense related to this lease approximated $14,447 for the year ended December 31, 2005. The minimum rental commitments are $5,836 in 2006.

4. INCOME TAXES

Income tax expense for 2005 totaled $1,408.

The difference between the effective tax rate and the statutory federal income tax rate of 15% results primarily from non-deductible penalties and the California state tax rate, which is included in income tax expense.

5. NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $7,945 , which met the $5,000 requirement.

* * * * *

SIGNATURE FINANCIAL GROUP, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

NET CAPITAL

Total Stockholders' Equity	$ 82,933
Less Non-Allowed Assets	
Prepaid expense	3,901
Interest receivable from stockholder	3,490
Office equipment, net	3,879
Due from stockholder	62,067
Deposit	1,101
Income tax receivable	550
	74,988
Net Capital	$ 7,945
Minimum Net Capital Required	$ 5,000
Total aggregate indebtedness	$105,015
Ratio of aggregate indebtedness to net capital	13.2 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Company's fourth quarter FOCUS report	$ 7,701
Plus audit adjustment to financial statements	244
Net Capital reported above	$ 7,945

SIGNATURE FINANCIAL GROUP, INC.

Schedule II

Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

SIGNATURE FINANCIAL GROUP, INC.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2005.

The Company is exempted under Rule 15c3-3(k)(2)(ii).

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Memorandum Regarding Internal Accounting Control

To Directors and Shareholders of
Signature Financial Group, Inc.

In planning and performing our audit of the financial statements of Signature Financial Group, Inc. as of December 31, 2005, we considered its internal control structure, which includes the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and State security regulatory agencies and should not be used for any other purpose.

March 22, 2006